FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

15 August 2002

mmO2 plc

Wellington Street
Slough, Berkshire SL1 1YP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Enclosure:

One Company Announcement notification dated 14 August 2002 sent to the London Stock Exchange under its requirements to submit copies of all material announcements for information purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 15 August 2002

By: ______________________________

ROBERT HARWOOD
Assistant Secretary

mmO_2 ACCEPTS IRISH 3G LICENCE

Released: 14 August 2002

mmO_2 plc today confirmed that O_2 Ireland has accepted a 3G 'B' licence.

The 'B' licence includes minimum requirements of 33% demographic coverage to be fulfilled by the end of June 2006 and 53% demographic coverage to be fulfilled by the end of June 2008. The total licence fee is €114.1 million phased over 15 years with the first instalment of €44.4 million to be paid up-front.

Ireland is the latest country within the O_2 Group to have been awarded a 3G licence. The Group already has 3G licences in the UK, Germany and the Netherlands. In December 2001, O_2 launched Europe's first fully operational 3G network on the Isle of Man.

-ends-

mmO_2

mmO_2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses have now been re-branded as O_2. Additionally, the company has operations on the Isle of Man (Manx Telecom).

mmO_2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.

mmO_2 has approximately 17. 75 million customers and some 14,000 employees, with revenues for the year ended 31 March 2002 of £4.276 million. Data represented 14.6% of total service revenues in the quarter ending 30 June 2002.

mmO_2 Contacts:

David Nicholas
Head of Media Relations
mmO_2 plc
david.nicholas@o2.com
t: +44 (0) 771 575 9176

Simon Gordon
Press Relations Manager
mmO_2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

mmO_2 press office: 01753 628402